SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

200 Hermann Dr.

Alvin, Texas 77511

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Investment Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010 and schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 8, 2011

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$75,134,292	$60,381,992
Notes receivable from participants	3,475,291	3,079,685
Due from broker for securities sold	475	1,080

Total assets	78,610,058	63,462,757

Liabilities:
Excess contributions payable	(40,090)	—
Due to broker for securities purchased	—	(3,020)

Total liabilities	(40,090)	(3,020)

Net assets available for benefits	$78,569,968	$63,459,737

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

2010
Investment income:
Investment interest	$14,110
Loan interest	178,796
Dividends	712,945
Net appreciation in fair value of mutual funds	5,111,248
Net appreciation in fair value of common stock	5,461,477

Total investment income	11,478,576
Contributions:
Participant contributions	6,790,480
Company contributions	1,425,582
Participant rollover contributions	212,167
Transfers from predecessor trustee	7,294

Total contributions	8,435,523
Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	(4,745,212)
Administrative fees	(58,656)

Total deductions	(4,803,868)

Net increase in net assets available for benefits	15,110,231
Net assets available for benefits:
Beginning of year	63,459,737

End of year	$78,569,968

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(1) Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the “Company” or “Team”). The Plan is administered by the Investment Committee (the “Plan Administrator”) appointed by the Board of Directors of the Company. On April 3, 2008, the Board of Directors of the Company voted to appoint Fidelity Management Trust Company as the trustee, Fidelity Institutional Operations Company, Inc. as the record keeper and UBS Financial as investment advisor for the plan. Effective in February 2009, Morgan Stanley replaced UBS Financial as investment advisor for the plan. Prior to April 3, 2008, Wachovia Bank N.A. was the plan trustee and USI Consulting served as the recordkeeper. The transition to the new providers was effective September 1, 2008. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees become eligible to participate in the Plan on the first day following completion of 30 days of service. After 30 days, employees are automatically enrolled at a 2% deferral rate of eligible pay unless the employee declines participation on the 31st day.

(c) Contributions

Each year, participants may contribute up to 75% of their pre-tax annual eligible pay, as defined in the plan document. The Internal Revenue Code of 1986, as amended (“IRC”) limits the maximum amount of a participant’s contribution on a pre-tax basis to $16,500 in 2010. Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. On August 25, 2009, the Investment Committee elected to change the matching contribution of 50% of the participant’s contribution, from 6% down to a limit of 4% of the participant’s eligible pay. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. For the year ended December 31, 2010, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($5,500 for 2010). Participants may also transfer into the Plan amounts representing qualified rollovers from other qualified plans.

(d) Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and an allocation of the Company’s discretionary contribution, if elected, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e) Investments

Participants may direct the investment of their contributions into mutual funds, a money market fund or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

(f) Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Years of service with predecessor employers acquired by Team is recognized for vesting service, as defined in the plan document.

Forfeited balances of terminated participants are used to reduce future Company matching contributions or to pay administrative expenses of the Plan. At December 31, 2010 and 2009, forfeited nonvested accounts totaled approximately $2,000 and $205,000, respectively. Forfeitures utilized to reduce future contributions and to pay administrative expenses totaled $492,000 and $164,000 in 2010 and 2009, respectively.

(g) Participant Loans

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator and are charged a one-time fee of $125. All loans must be repaid through payroll deduction within five years, except where a loan is used to purchase a principal residence. Principal and interest are paid ratably through payroll deduction. Interest rates range from 4.25% to 9.5% and maturity dates range from January 6, 2011 to July 2, 2038 on loans outstanding at December 31, 2010.

(h) Payment of Benefits

On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect one withdrawal during any six-month period from the participant’s employee account and employer account. Upon furnishing proof of financial necessity, a participant is eligible for one hardship withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.

(i) Termination of the Plan

Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. The Company may also reduce contributions at any time. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Risks and Uncertainties

The Plan provides for investment in mutual funds, a money market fund, and a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(d) Recently Issued Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (“Update”). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan has adopted the amendments of the Update for the 2010 plan year and has reclassified participant loans from investments to notes receivable from participants and loan interest from investment income for financial statement presentation. The Form 5500 and supplemental schedule H, line 4i – schedule of assets (held at end of year) will continue to present notes receivable from participants as an investment.

(e) Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value the mutual funds and Team common stock.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments held are shown as net appreciation in fair value of common stock and mutual funds in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(f) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the plan document.

(g) Expenses

Loan processing fees and check fees are charged to the accounts of the participants who have elected to take distributions from their accounts. All other administrative expenses of the Plan, including audit and legal fees, are paid by the Plan, as provided in the plan document.

(h) Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2010 and 2009, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

(i) Line of Credit

The trustee has arranged to utilize a line of credit to facilitate the purchase activity in the event that disbursement transactions on any given day exceed the cash position available in the unitized fund. At December 31, 2010 and 2009, there was no outstanding balance related to this line of credit.

(3) Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

2010:
Team, Inc. Common Stock	$23,622,564
Fidelity Advisor New Insights Fund	6,259,644
Dreyfus Basic S&P 500 Stock Index Fund	5,570,898
Fidelity Advisor Freedom 2005 Fund	4,361,501
Fidelity Cash Management Prime Fund	4,092,923
Fidelity Advisor Freedom 2030 Fund	3,972,528
2009:
Team, Inc. Common Stock	$18,210,488
Fidelity Advisor New Insights Fund	5,029,783
Dreyfus Basic S&P 500 Stock Index Fund	4,701,651
Fidelity Cash Management Prime Fund	4,152,860
Fidelity Advisor Freedom 2005 Fund	3,444,879
Fidelity Advisor Freedom 2030 Fund	3,414,662

(4) Team, Inc. Common Stock Voting Rights

At December 31, 2010 and 2009 the Plan held 976,139 and 968,128 shares of the Company’s common stock, respectively. Participants may own units equivalent to the shares held by the Plan. Each participant is entitled to exercise voting rights to shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of the participants and beneficiaries.

(5) Concentration of Investments

The Plan’s investment in shares of Team, Inc. common stock represents 31% and 30% of total investments as of December 31, 2010 and 2009, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries and offers these services in over 100 locations throughout the world. As a result of this concentration, any significant fluctuation in the market value of Team, Inc. common stock could affect individual participant accounts and the net assets of the Plan.

(6) Federal Income Tax Status

Management considers the Plan to be in compliance with Section 401(a) of the IRC and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). A letter dated October 9, 2003 received by Fidelity Management Trust Company states that the form of the prototype plan is acceptable under Code Section 401(a) for use by employers for the benefit of their employees. The letter, in effect, states that an employer who adopts the plan will be considered to be qualified under the Code Section 401(a) provided all the terms of the plan are met and the Plan does not discriminate in favor of key or highly compensated employees. Although the plan has been amended since adopting the prototype plan, the plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the plan is qualified and the related trust is tax-exempt as of December 31, 2010 and 2009.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are authorized by contract provisions and an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(8) Delinquent Participant Contributions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during 2007 and 2008. The Company incurred an initial expense of $8,442 related to remittance to the Plan of earnings on delinquent contributions. During 2011, the Company incurred an additional expense of $1,923 relating to remittance to the Plan of earnings on delinquent contributions.

(9) Nonparticipant Directed Investments

During 2004, certain participants accounts received as a result of a 1990 merger were transferred from Company’s common stock to a balanced portfolio of investments consisting of mutual funds and a common/collective trust. As of September 1, 2008, these funds were transferred to the Fidelity Advisor Freedom 2015 Fund. During 2010, the Company performed a search to locate all participants and distributed funds for those participants that were located with the remainder reclassified to forfeitures for balances belonging to participants that could not be located. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31
	2010	2009
Net assets:
Mutual funds	0	47,315

Total net assets	$0	47,315

Changes in net assets:
Net depreciation in fair value of investments	$(8,188)
Dividends and interest	232
Distributions	(433)
Forfeitures	(38,851)
Other	(75)

Net decrease in net assets	$(47,315)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of participant contributions per the financial statements to the Form 5500:

Participant contributions per the financial statements	$6,790,480
Add: adjustment to employee contributions for excess contributions	40,090

Participant contributions per the Form 5500	$6,830,570

Excess contributions are recorded as a separate amount on the Form 5500 and as a reduction of participant contributions for financial statement presentation.

(11) Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) provides the framework for measuring fair value. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lower priority to unobservable input (level 3 measurements). The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain investments are reported at fair value on a recurring basis in the statement of net assets available for benefits. The following methods and assumptions were used to estimate their fair value:

Mutual funds, common stock and interest bearing cash—consist of various publicly traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Assets measured at fair value on a recurring basis are as summarized below:

As of December 31, 2010

Fair Value Measurements Using Assets

	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Domestic growth funds	$20,513,383	—	—	$20,513,383
Target retirement funds	10,835,873	—	—	10,835,873
Index funds	5,570,898	—	—	5,570,898
International growth funds	5,359,681	—	—	5,359,681
Fixed income funds	4,506,265	—	—	4,506,265

Total mutual funds	46,786,100	—	—	46,786,100
Investments in Team, Inc. common stock	23,622,564	—	—	23,622,564
Interest bearing cash and money market funds	4,725,628	—	—	4,725,628

	$75,134,292	—	—	$75,134,292

As of December 31, 2009

Fair Value Measurements Using Assets

	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Domestic growth funds	$16,640,756	—	—	$16,640,756
Target retirement funds	8,379,916	—	—	8,379,916
Index funds	4,701,651	—	—	4,701,651
International growth funds	4,162,195	—	—	4,162,195
Fixed income funds	3,656,079	—	—	3,656,079

Total mutual funds	37,540,597	—	—	37,540,597
Investments in Team, Inc. common stock	18,210,488	—	—	18,210,488
Interest bearing cash and money market funds	4,630,907	—	—	4,630,907

	$60,381,992	—	—	$60,381,992

(12) Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

On November 18, 2010, the Investment Committee elected to replace the Eaton Vance Multi-Cap Growth Fund with the Fidelity Advisor Mid Cap II Fund as a permissible investment option. The change took effect on February 1, 2011.

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

EIN # 74-1765729, Plan # 11387

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

	Total that Constitute Non exempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant
Loan Repayments are included: ☑

$3,889,976	—	—	$—	$3,889,976

On March 1, 2011, the Company reimbursed the Plan for additional lost interest of $1,923.

See accompanying report of independent registered public accounting firm.

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

EIN # 74-1765729, Plan # 11387

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party/description of investments, including maturity date and rate of interest	Cost		Current value
Money Market:
* Fidelity Cash Management Prime Fund	(a	)	4,092,923

Total Money Market			4,092,923
Bond:
Calvert Income Fund Class A	(a	)	1,825,801
Loomis Sayles Bond Fund Administrative Class	(a	)	2,680,464

Total Bond			4,506,265
Domestic Equities:
Dreyfus Basic S&P 500 Stock Index Fund	(a	)	5,570,898
Allianz NFJ Small-Cap Value Fund – Class A	(a	)	2,631,723
Eaton Vance Multi-Cap Growth Fund – Class A	(a	)	2,498,296
Eaton Vance Large-Cap Value Fund – Class A	(a	)	3,166,722
* Fidelity Leveraged Company Stock Fund – Class A	(a	)	3,209,605
* Fidelity Advisor Small Cap Fund – Class A	(a	)	2,747,393
* Fidelity Advisor New Insights Fund – Class A	(a	)	6,259,644

Total Domestic Equities			26,084,281
International:
Janus Advisory International Growth Fund – Class S	(a	)	2,397,269
AllianceBernstein International Value Fund – Class A	(a	)	1,218,519
* Fidelity Advisor Emerging Markets Fund – Class A	(a	)	1,743,893

Total International			5,359,681
Company Stock:
* Team, Inc. Common Stock	(a	)	23,622,564
* Fidelity Institutional Cash Portfolio	(a	)	632,705

Total Company Stock			24,255,269
Fidelity Structured U.S. Equity Fund:
* Fidelity Advisor Freedom 2005 Fund – Class A	(a	)	4,361,501
* Fidelity Advisor Freedom 2010 Fund – Class A	(a	)	60,360
* Fidelity Advisor Freedom 2015 Fund – Class A	850,745		929,232
* Fidelity Advisor Freedom 2020 Fund – Class A	(a	)	144,272
* Fidelity Advisor Freedom 2025 Fund – Class A	(a	)	237,821
* Fidelity Advisor Freedom 2030 Fund – Class A	(a	)	3,972,528
* Fidelity Advisor Freedom 2035 Fund – Class A	(a	)	206,650
* Fidelity Advisor Freedom 2040 Fund – Class A	(a	)	216,908
* Fidelity Advisor Freedom 2045 Fund – Class A	(a	)	236,264
* Fidelity Advisor Freedom 2050 Fund – Class A	(a	)	414,893
* Fidelity Advisor Freedom Income Fund – Class A	(a	)	55,444

Total Fidelity Structured U.S. Equity Fund			$10,835,873
* Participants loans; interest rates ranging from 4.25% to 9.5% maturities January 6, 2011 to July 2, 2038			3,475,291

			$78,609,583

*	Party-in-interest.
(a)	Cost omitted for Participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/S/ TED W. OWEN
Ted W. Owen
Executive Vice President and Chief Financial Officer

June 8, 2011

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm